                                                Filed pursuant to Rule 424(b)(2)
                                       Registration Nos. 333-38931 and 333-01807


P R O S P E C T U S S U P P L E M E N T
(To Prospectus Dated December 1, 1997)

                                  $39,000,000

                       SALOMON SMITH BARNEY HOLDINGS INC.
                              EQUITY LINKED NOTES
                                 BASED UPON THE
                        DOW JONES INDUSTRIAL AVERAGE(SM)
                             DUE SEPTEMBER 6, 2005
                        ($15 PRINCIPAL AMOUNT PER NOTE)
                               ------------------

GENERAL:                                          PAYMENT AT MATURITY:
- Senior unsecured debt securities.               - Principal Amount ($15 per Note) +
- Issuable and transferable only in minimum       Supplemental Redemption Amount.
  denominations of $15 or integral multiples      - The Supplemental Redemption Amount will be
  thereof.                                          based on the percentage increase, if any, in
                                                    the Dow Jones Industrial Average(SM)
- No payments prior to maturity.                  (calculated based on an average value of the
                                                  index during the eighteen months prior to
- Not redeemable prior to maturity.                 maturity) multiplied by a Participation Rate
                                                    of 102.5%. The Supplemental Redemption
- The Notes have been approved for listing on       Amount may be ZERO, but will not be less
  the Chicago Board Options Exchange under the      than zero.
  symbol "DSB," subject to official notice of
  issuance.

     For information as to the Supplemental Redemption Amount and certain United States federal income tax consequences to holders of the Notes see "Description of Notes -- Determination of the Supplemental Redemption Amount" and "Certain United States Federal Income Tax Considerations" in this Prospectus Supplement.

     "Dow Jones(SM)" and "Dow Jones Industrial Average(SM)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by the Company. The Notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation regarding the advisability of investing in the Notes.

                 INVESTING IN THE NOTES INVOLVES CERTAIN RISKS.
        SEE "RISK FACTORS RELATING TO THE NOTES" BEGINNING ON PAGE S-6.
                               ------------------

THESE NOTES HAVE NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAVE ANY OF THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS SUPPLEMENT, OR ANY ACCOMPANYING PROSPECTUS, IS ACCURATE OR
      COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

====================================================================================================
                                                 PRICE TO         UNDERWRITING       PROCEEDS TO
                                                  PUBLIC           DISCOUNTS        THE COMPANY(1)
----------------------------------------------------------------------------------------------------
Per Note...................................        $15               $0.375            $14.625
----------------------------------------------------------------------------------------------------
Total(2)...................................    $39,000,000          $975,000         $38,025,000
====================================================================================================

   (1) Before deducting expenses payable by the Company estimated at $75,000.

   (2) The Company has granted to the Underwriters an option, exercisable within 30 days of the date of this Prospectus Supplement, to purchase up to an aggregate of $5,850,000 principal amount of Notes at the price to public less the underwriting discounts, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and proceeds to the Company will be $44,850,000, $1,121,250 and $43,728,750, respectively. See "Underwriting" in this Prospectus Supplement.

                               ------------------

     The Notes are offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that delivery of the Notes will be made at the offices of Smith Barney Inc., 388 Greenwich Street, New York, New York, or through the facilities of The Depository Trust Company, on or about March 4, 1998.
                               ------------------

  SALOMON SMITH BARNEY                                        CIBC OPPENHEIMER

FEBRUARY 26, 1998

                           SUMMARY INFORMATION -- Q&A

     This summary includes questions and answers that highlight selected information from the Prospectus and Prospectus Supplement to help you understand the Equity Linked Notes based upon the Dow Jones Industrial Average(SM) (the "Notes"). You should carefully read the entire Prospectus and Prospectus Supplement to fully understand the terms of the Notes, certain information regarding how the Dow Jones Industrial Average(SM) (the "Dow Jones Index" or the "Index") is calculated and maintained, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should, in particular, carefully review the section entitled "Risk Factors Relating To The Notes," which highlights certain risks, to determine whether an investment in the Notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this Prospectus Supplement and the accompanying Prospectus.

WHAT ARE THE NOTES?

     The Notes are a series of senior debt securities issued by Salomon Smith Barney Holdings Inc. (the "Company"). The Notes are not secured by collateral. The Notes will rank equally with all other unsecured and unsubordinated debt of the Company. The Notes mature on September 6, 2005 and do not provide for earlier redemption. The Company will make no periodic payments of interest on the Notes. The Company will make no other payments on the Notes until maturity.

     Each Note represents a principal amount of $15. You may transfer the Notes only in denominations of $15 and integral multiples thereof. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, the Company will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company (the "Depositary") or its nominee. Direct and indirect participants in The Depositary will record beneficial ownership of the Notes by individual investors. You should refer to the section "Description of the Notes -- Book-Entry System" in this Prospectus Supplement.

WHAT WILL I RECEIVE AT MATURITY OF THE NOTES?

     We have designed the Notes for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to participate in a possible increase in the Dow Jones Index. At maturity, you will receive a payment on each Note equal to the sum of two amounts: the principal amount ($15 per Note) and the "Supplemental Redemption Amount," which is based on the percentage increase, if any, in the Dow Jones Index. You will not receive less than the principal amount.

PRINCIPAL AMOUNT

     The principal amount per Note is $15.

SUPPLEMENTAL REDEMPTION AMOUNT

     The Supplemental Redemption Amount per Note will equal:


                 EIV - SIV
     $15  X  -----------------  X  PR
                    SIV


     but will not be less than zero.

     EIV = Ending Index Value

     SIV = Starting Index Value

     PR = Participation Rate

     "Ending Index Value" means the average of the values of the Dow Jones Index at the close of the market on the 1st of each month during the eighteen-month period prior to maturity of the Notes, commencing in April 2004. If the 1st of any such month is not a Business Day, the Index value for that month will equal the closing value of the Index on the next Business Day, except that if September 1, 2005 is not a Business Day, the Index value for September 2005 will equal the closing value of the Index on the immediately preceding Business Day. If there is a disruption in the trading of the securities comprising the Dow Jones Index or certain instruments linked to the Dow Jones Index during a scheduled calculation date in any such month, the Index value for that month for purposes of calculating the Ending Index Value will equal the closing value of the Index on the next Business Day on which there is not a market disruption, except that, in the case of such a disruption on September 1, 2005, the Index value for September 2005 will equal the closing value of the Index on the immediately preceding Business Day on which there is not a market disruption. You should refer to the section "Description of the Notes -- Market Disruption Events" in this Prospectus Supplement.

     "Starting Index Value" equals 8490.67, which was the value of the Index at the market close on the date the Notes were priced for initial sale to the public.

     "Participation Rate" equals 102.5%.

     For more specific information about the Supplemental Redemption Amount, please see "Description of the Notes -- Determination of the Supplemental Redemption Amount" in this Prospectus Supplement.

     The Company will pay you a Supplemental Redemption Amount only if the Ending Index Value is greater than the Starting Index Value. IF THE ENDING INDEX VALUE IS LESS THAN, OR EQUAL TO, THE STARTING INDEX VALUE, THE SUPPLEMENTAL REDEMPTION AMOUNT WILL BE ZERO. The Company will pay you the principal amount of the Notes regardless of whether any Supplemental Redemption Amount is payable.

WHAT IS THE EFFECT OF CALCULATING THE ENDING INDEX VALUE ON THE BASIS OF AN AVERAGE?

     The use of an eighteen-month average, rather than one closing Index value or the value of the Index at maturity, to calculate the Ending Index Value will reduce the impact of variations in the Index during the eighteen months preceding maturity of the Notes. As a result, the market value of the Notes and the Supplemental Redemption Amount will be less sensitive to fluctuations in the value of the Index shortly prior to maturity.

SUPPLEMENTAL REDEMPTION AMOUNT -- EXAMPLES

     Here are two examples of Supplemental Redemption Amount calculations:

        Example 1: Dow Jones Index decreases below the Starting Index Value Starting Index Value: 8490.67
        Hypothetical Ending Index Value: 8,000
        Participation Rate: 102.5%


        Supplemental Redemption               8,000 - 8490.67
        -----------------------   =  $15  X  -----------------  x 102.5% = $0
         Amount (per Note)                            8490.67

                                                   (cannot be less than zero)

          Total payment at maturity (per Note) = $15 + $0 = $15

        Example 2: Dow Jones Index increases above the Starting Index Value Starting Index Value: 8490.67
        Hypothetical Ending Index Value: 10,000
        Participation Rate: 102.5%

                                                                10,000 - 8490.67
         Supplemental Redemption Amount (per Note) = $15 X   -------------------   X 102.5% = $2.73
                                                                     8490.67



          Total payment at maturity (per Note) = $15 + $2.73 = $17.73

WHO PUBLISHES THE INDEX AND WHAT DOES IT MEASURE?

     The Dow Jones Industrial Average(SM) is published by Dow Jones & Company, Inc. ("Dow Jones"). The Dow Jones Index is a price-weighted index, which means a component stock's weight in the Index is based on its price per share rather than the total market capitalization of the issuer. The Index is designed to provide an indication of the composite price performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry. The component stocks of the Index are selected by the editors of The Wall Street Journal (the "WSJ"). The corporations represented in the Index tend to be market leaders in their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the Index are made entirely by the editors of the WSJ without consultation with the corporations represented in the Index, any stock exchange, any official agency or the Company. Although changes to the common stocks included in the Index tend to be made infrequently, the component stocks of the Index may be changed at any time for any reason. The corporations currently represented in the Index are incorporated in the U.S. and its territories and their stocks are traded on the New York Stock Exchange, Inc. (the "NYSE"). As of February 26, 1998, the market capitalization of the stocks in the Index ranged from approximately $6.0 billion to $253.0 billion, with the average market capitalization being $68,420,272,000.

     The value of the Dow Jones Index is the sum of the primary exchange prices of each of the 30 common stocks included in the Index, divided by a divisor that is designed to provide a meaningful continuity in the value of the Index. Because the Index is price-weighted, stock splits or changes in the component stocks could result in distortions in the Index value. In order to prevent such distortions related to extrinsic factors, the divisor may be changed in accordance with a mathematical formula that reflects adjusted proportions within the Index. The current divisor of the Index is published daily in the WSJ and other publications. In addition, other statistics based on the Index may be found in a variety of publicly available sources.

HOW HAS THE DOW JONES INDEX PERFORMED HISTORICALLY?

     We have provided a table showing the closing value of the Dow Jones Index on the last business day of each year from 1945 to 1997 and the closing values of the Index on the last Business Day of each month from January 1992 to December 1997, as published by Dow Jones in the WSJ. You can find these tables in the section "The Dow Jones Index -- Historical Data on the Dow Jones Index" in this Prospectus Supplement. We have provided this historical information to help you evaluate the behavior of the Dow Jones Index in various economic environments; however, past performance is not necessarily indicative of how the Index will perform in the future. You should refer to the section "Risk
Factors -- Relationship of the Notes and the Dow Jones Index."

WHAT ABOUT TAXES?

     If you are a U.S. individual or taxable entity, you generally will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until maturity. We have determined this estimated yield, in accordance with regulations issued by the Treasury Department, solely in order for you to figure out the amount of taxes that you will owe each year as a result of owning a Note. This estimate is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero. We have determined that this estimated yield will equal 6.28% per annum (compounded semiannually).

     Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a Note at original issue for $15 and hold the Note until maturity, you will be required to pay taxes on the following amounts of ordinary income from the Note each year: $0.7794 in 1998, $0.9909 in 1999, $1.0561 in
2000, $1.1195 in 2001, $1.1898 in 2002, $1.2645 in 2003, $1.3476 in 2004, and
$0.9667 in 2005. However, in 2005, the amount of ordinary income that you will be required to pay taxes on from owning a Note may be greater or less than $8.7145, depending upon the amount you receive at maturity. Also, if the sum of the principal amount and the Supplemental Redemption Amount is less than $23.7145, you may have an ordinary (rather than capital) loss which you could deduct against other income you may have in 2005. For further information, see "Certain United States Federal Income Tax Considerations" in this Prospectus Supplement.

WILL THE NOTES BE LISTED ON A STOCK EXCHANGE?

     The Notes have been approved for listing on the Chicago Board Options Exchange (the "CBOE") under the symbol "DSB," subject to official notice of issuance. You should be aware that the listing of the Notes on the CBOE will not necessarily ensure that a liquid trading market will be available for the Notes. You should review the section "Risk Factors -- Possible Illiquidity of the Secondary Market" in this Prospectus Supplement.

WHAT IS THE ROLE OF OUR SUBSIDIARY, SMITH BARNEY INC.?

     Our subsidiary, Smith Barney Inc. ("Smith Barney"), is one of the underwriters for the offering and sale of the Notes. After the initial offering, Smith Barney and/or other subsidiaries of the Company intend to buy and sell Notes to create a secondary market for holders of the Notes, and to stabilize or maintain the market price of the Notes. However, neither Smith Barney nor any of such affiliates will be obligated to engage in any of these market activities, or continue them once it has started.

     Smith Barney will also be our agent (the "Calculation Agent") for purposes of calculating the Starting Index Value, the Ending Index Value and the Supplemental Redemption Amount and in determining whether a Market Disruption Event has occurred. Potential conflicts of interest may exist between Smith Barney and the holders of the Notes.

CAN YOU TELL ME MORE ABOUT THE COMPANY?

     Salomon Smith Barney Holdings Inc. is a holding company with various subsidiaries that conduct global investment banking and global securities and commodities trading. The Company is a subsidiary of Travelers Group Inc. ("Travelers Group"), a diversified financial services holding company. For information about the Company, see the section "The Company" in the Prospectus. You should also read the other documents the Company has filed with the SEC, which you can find by referring to the section "Where You Can Find More Information" in the Prospectus.

     The Common Stock of Travelers Group, the Company's parent, is one of the components of the Dow Jones Index.

ARE THERE ANY RISKS ASSOCIATED WITH MY INVESTMENT?

     Yes, the Notes are subject to a number of risks. Please refer to the section "Risk Factors Relating to the Notes" in this Prospectus Supplement.
                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (File No. 1-4346), are incorporated herein by reference: (i) the Annual Report on Form 10-K for the year ended December 31, 1996, (ii) the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 and (iii) the Current Reports on Form 8-K filed on January 21, 1997, March 17, 1997, April 15, 1997, July 17, 1997,
September 24, 1997, September 29, 1997 (as amended by the Current Report on Form 8-K/A filed on October 28, 1997 and the Current Report on Form 8-K/A2 filed on December 1, 1997), October 21, 1997, October 28, 1997 (as amended by the Current Report on Form 8-K/A filed on December 1, 1997), November 21, 1997 (as amended by the Current Report on Form 8-K/A filed on December 1, 1997), November 28, 1997, December 4, 1997, December 9, 1997, January 7, 1998, January 26, 1998,
January 27, 1998 and February 2, 1998. See "Incorporation of Certain Documents by Reference" in the Prospectus. Such documents may also be accessed electronically by means of the Commission's home page on the world wide web on the internet at "http://www.sec.gov."

                       RISK FACTORS RELATING TO THE NOTES

     An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including the following.

COMPARISON TO OTHER SECURITIES

     The Supplemental Redemption Amount May Be Zero. Unless the Ending Index Value exceeds the closing value of the Dow Jones Index on the date of this Prospectus Supplement (i.e., the Starting Index Value), the Supplemental Redemption Amount will be ZERO. This may be true even if the value of the Dow Jones Index exceeds the Starting Index Value at some time during the life of the Notes but later falls below that threshold. If the Supplemental Redemption Amount is zero, we will pay you only the principal amount of your Notes at maturity.

     The Ending Index Value Will Be Determined during the Eighteen Months prior to Maturity. Because the Ending Index Value will be based upon the closing value of the Dow Jones Index on the 1st of each month during the eighteen-month period prior to maturity, a significant increase in the Index subsequent to issuance may be substantially or entirely offset by subsequent decreases in the value of the Index during or prior to the Calculation Period.

     Because the Ending Index Value will equal the average of the closing values of the Dow Jones Index on the 1st of each month during the eighteen-month Calculation Period, a high Index value at the close of one or more months during the Calculation Period may be substantially or entirely offset by a low Index value at the close of one or more other months during such Period. In addition, the full effect of increases in the value of the Index during the Calculation Period will not be reflected in the Ending Index Value because a portion of the Ending Index Value will be determined on the 1st of each month during such eighteen-month Period.

     No Interest. No interest is payable on the Notes or the principal amount thereof, other than in connection with a default on payment at maturity or to the extent that the Supplemental Redemption Amount exceeds zero and is deemed to be an interest payment.

     Yield May Be Lower than the Yield on a Standard Debt Note of Comparable Maturity. The amount we pay you at maturity may be less than the return you could earn on other investments. Because the Ending Index Value of the Dow Jones Index may be less than, equal to or only slightly greater than the Starting Index Value, the effective yield to maturity on the Notes (which is linked to the amount by which such Ending Index Value exceeds the Starting Index Value) may be less than that which would be payable on a conventional fixed-rate debt security of the Company. In addition, any such return may not fully compensate the holder for any opportunity cost implied by inflation and other factors relating to the time value of money.

     Return Does Not Reflect Dividends. Dow Jones calculates the Index by reference to the prices of the common stocks comprising the Index without taking into consideration the value of dividends paid on those stocks. Therefore, the return you earn on the Notes, if any, will not be the same as the return that you would have earned if you actually owned each of the stocks underlying the Index and received the dividends paid on those stocks.

POSSIBLE ILLIQUIDITY OF THE SECONDARY MARKET

     The Notes have been approved for listing on the CBOE, subject to official notice of issuance. However, there can be no assurance as to whether there will be a secondary market in the Notes or if there were to be such a secondary market, whether such market would be liquid or illiquid. If the secondary market for the Notes is limited, there may be a limited number of buyers when you decide to sell your Notes if you do not wish to hold your investment until maturity. This may affect the price you receive. There is currently no secondary market for the Notes. It is expected that any secondary market for the Notes will be affected by the creditworthiness of the Company and by a number of factors, including, but not limited to, the volatility of the Dow Jones Index, dividend rates on the stocks underlying the Index, the time remaining to the maturity of the Notes and market interest rates. In addition, the Ending Index Value depends on a number of interrelated factors, including economic, financial and political events on or around the Calculation Dates, over which the

Company has no control. The value of the Notes prior to maturity is expected to depend primarily on the extent of the appreciation or depreciation of the Index and market interest rates. The price at which a holder will be able to sell the Notes prior to maturity may be at a discount, which could be substantial, from the par amount thereof, if, at such time, the Index is less than, equal to, or not sufficiently above the Starting Index Value.

RELATIONSHIP OF THE NOTES AND THE DOW JONES INDEX

     The historical Dow Jones Index values should not be taken as an indication of the future performance of the Index during the term of the Notes. While the trading prices of the stocks underlying the Index will determine the value of the Dow Jones Index, it is impossible to predict whether the value of the Index will fall or rise. Trading prices of the stocks underlying the Dow Jones Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment or a particular underlying stock.

     The policies of Dow Jones concerning additions, deletions and substitutions of the stocks underlying the Dow Jones Index and the manner in which Dow Jones takes account of certain changes affecting such underlying stock may affect the value of the Index. The policies of Dow Jones with respect to the calculation of the Index could also affect the value of the Index. Dow Jones may discontinue or suspend calculation or dissemination of the Dow Jones Index or materially alter the methodology by which it calculates the Index. Any such actions could affect the value of the Notes. See "The Dow Jones Index" below.

FACTORS AFFECTING TRADING VALUE OF THE NOTES

     The market value of the Notes will be affected by the value of the Index and by a number of other factors. Some of these factors are interrelated in complex ways; as a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following discussion describes the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

          Index Value. The market value of the Notes will likely depend substantially on the amount, if any, by which the current Index value exceeds the Starting Index Value. If you choose to sell your Notes when the value of the Index exceeds the Starting Index Value (particularly if a substantial period of time remains until maturity), you may receive substantially less than the amount that would be payable at maturity based on that Index value because of the expectation that the Index will continue to fluctuate until the Ending Index Value is determined. If you choose to sell your Notes when the value of the Index is below the Starting Index Value, you can expect to receive less than the $15 principal amount per Note (especially if a substantial period of time remains until maturity). The effect of the current Index value on the market value of the Notes will likely decrease significantly over time during the Calculation Period because a portion of the Ending Index Value will be determined on each of the eighteen Calculation Days during such Period.

          Interest Rates. Because the Notes repay, at a minimum, the principal amount at maturity, we expect that the trading value of the Notes will be affected by changes in interest rates. In general, if U.S. interest rates increase, the trading value of the Notes may be adversely affected. If U.S. interest rates decrease, the trading value of the Notes may be favorably affected.

          Volatility of the Index. Volatility is the term used to describe the size and frequency of market fluctuations. Because the Index is based on a relatively small basket of common stocks, the value of the Index may be subject to greater volatility. If the volatility of the Index increases, the trading value of the Notes may be favorably affected. If the volatility of the Index decreases, the trading value of the Notes may be adversely affected. The effect of the volatility of the Index on the trading value of the Notes is likely to decrease over time during the Calculation Period because a portion of the Ending Index Value will be determined on the 1st of each month during such eighteen-month Period.

          Time Remaining to Maturity. The Notes may trade at a value above that which would be expected based on the level of interest rates and the Index due to a "time premium" resulting from expectations concerning the value of the Index during the eighteen-month Calculation Period prior to maturity of the Notes. However, as the time remaining to maturity of the Notes decreases, particularly during the eighteen-month Calculation Period, this time premium may decrease, adversely affecting the trading value of the Notes.

          Dividend Yields. If dividend yields on the underlying stocks comprising the Index increase, the value of the Notes may be adversely affected since the Index does not incorporate the value of such payments. Conversely, if dividend yields on the stocks comprising the Index decrease, the value of the Notes may be favorably affected.

          Company Credit Ratings, Financial Condition and Results. Real or anticipated changes in the Company's credit ratings, financial condition or results may affect the market value of the Notes.

          Economic Conditions and Earnings Performance of Underlying
     Companies. Real or anticipated changes in general economic conditions and the earnings results of the companies whose common stocks comprise the Index may affect the market value of the Notes.

     We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the trading value of the Notes attributable to another factor, such as an increase in the Index value.

     In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

AFFILIATION OF THE COMPANY AND CALCULATION AGENT

     Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Index Values or whether a Market Disruption Event has occurred. See "Description of the Notes -- Market Disruption Events," "-- Discontinuance of the Dow Jones Index" and
"-- Alteration of Method of Calculation" below. Smith Barney, as a registered broker-dealer, is required to maintain policies and procedures regarding the handling and use of confidential proprietary information, and such policies and procedures will be in effect throughout the term of the Notes to restrict the use of information relating to the calculation of the Index values that the Calculation Agent may be required to make prior to their dissemination. Smith Barney is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment. Smith Barney may also engage in certain activities in connection with hedging the Company's obligation under the Notes. See "Use of Proceeds and Hedging" in the accompanying Prospectus.

PURCHASES AND SALES BY AFFILIATES OF THE COMPANY

     The Company, Smith Barney and other affiliates of the Company may from time to time buy or sell the stocks underlying the Index for their own accounts in connection with their normal business practices or in connection with hedging the Company's obligations under the Notes. These transactions could affect the price of such stocks and the value of the Index.

POTENTIAL FEDERAL INCOME TAX CONSEQUENCES

     Because the Notes will be treated as contingent payment debt obligations of the Company, and because by accepting a Note holders thereof agree to this treatment of the Notes, U.S. holders of a Note will be required to include original issue discount for U.S. federal income tax purposes ("Tax OID") in gross income on a constant yield basis over the term of such Note. Such Tax OID will be includible in a U.S. holder's gross income for U.S. federal income tax purposes (as ordinary income) over the life of the Note, even though no payments are to be made on the Note except at maturity. The amount of Tax OID is calculated based (in part) on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual amount payable at maturity. Furthermore, if the amount actually paid at maturity is, in fact, less than the assumed amount payable at maturity, a U.S. holder will have recognized taxable income in periods prior to maturity that exceed such holder's economic income from the holding of the Note during such periods (with an offsetting ordinary loss at the maturity of the Note). A U.S. holder will also be required to treat any gain recognized upon a sale of a Note as ordinary income (rather than capital gain). See "Certain United States Federal Income Tax Considerations" in this Prospectus Supplement.

OTHER CONSIDERATIONS

     If a bankruptcy proceeding is commenced in respect of the Company, the claim of a holder of Notes may, under Section 502(b)(2) of Title 11 of the United States Code, be limited to the principal amount of such Notes plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Notes.
                            ------------------------

     We suggest that prospective investors who consider purchasing the Notes reach an investment decision only after carefully considering the suitability of the Notes in light of their particular circumstances.

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby (referred to in the Prospectus as the "Offered Securities") supplements the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. The following summary of the Notes is qualified in its entirety by reference to the Senior Debt Indenture referred to in the Prospectus.

GENERAL

     The Equity Linked Notes based upon the Dow Jones Industrial Average(SM) (the "Notes") are a series of Debt Securities issued under the Senior Debt Indenture described in the accompanying Prospectus. The aggregate principal amount of Notes issued will be limited to $39,000,000, subject to the over-allotment option granted by the Company to the Underwriters (See "Underwriting"). The Notes will mature on September 6, 2005, will constitute part of the senior debt of the Company and will rank pari passu with all other unsecured and unsubordinated debt of the Company. The Notes will be issued only in fully registered form and in denominations of $15 and integral multiples thereof.

     The "Trustee" under the Senior Debt Indenture will be The Bank of New York under an indenture dated as of October 27, 1993, as supplemented by a first supplemental indenture, dated as of November 28, 1997, and as further supplemented from time to time. A copy of the Senior Debt Indenture under which The Bank of New York serves as Trustee has been filed with the Commission as an exhibit to the Registration Statement of which the accompanying Prospectus forms a part and is hereby incorporated by reference as part of the Registration Statement. Section numbers in The Bank of New York Indenture take the form "1.01," "2.01" and so forth, rather than "101," "201" and so forth. Section references in the accompanying Prospectus should be read accordingly.

     Reference is made to the accompanying Prospectus for a detailed summary of additional provisions of the Notes and of the Senior Debt Indenture under which the Notes will be issued.

INTEREST

     No interest is payable on the Notes or the principal amount thereof, other than in connection with a default on payment at maturity or to the extent that the Supplemental Redemption Amount exceeds zero and is deemed to be an interest payment.

REDEMPTION; DEFEASANCE

     The Notes are not subject to redemption by the Company or at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying Prospectus under "Description of Debt
Securities -- Defeasance."

PAYMENT AT MATURITY

     At maturity (including as a result of acceleration or otherwise), a holder of a Note will be entitled to receive the principal amount thereof plus a Supplemental Redemption Amount, if any, as provided below. If the Ending Index Value does not exceed the Starting Index Value, the holder of a Note will be entitled to receive only the principal amount thereof. The principal amount will equal $15 per Note.

DETERMINATION OF THE SUPPLEMENTAL REDEMPTION AMOUNT

     The Supplemental Redemption Amount for each Note ($15 principal amount) will be determined by the Calculation Agent and will equal:

            Ending Index Value -- Starting Index Value
   $15  X   ------------------------------------------  X  Participation Rate
                            Starting Index Value

provided that in no event will the Supplemental Redemption Amount be less than zero. As indicated in the formula above, the Supplemental Redemption Amount for the Notes will be calculated using the principal amount of the Notes.

     The Participation Rate equals 102.5%. The Starting Index Value equals 8490.67, which was the closing value of the Dow Jones Index on February 26, 1998. The Ending Index Value will be determined by the Calculation Agent and will equal the average of the closing values of the Dow Jones Index on each of the eighteen Calculation Days during the Calculation Period. If the 1st of any month during the Calculation Period is not a Calculation Day because it is not a Business Day or due to the occurrence of one or more Market Disruption Events, then the Index value for that month of the Calculation Period will equal the closing value of the Dow Jones Index determined on the next Business Day on which no Market Disruption Event exists, except that if September 1, 2005 is not a Calculation Day for any such reason, then the Index value for September 2005 will equal the closing value of the Index determined on the immediately preceding Business Day on which no Market Disruption Event exists. The "Calculation Period" means the period from and including the date eighteen months prior to maturity to but excluding the maturity date. "Calculation Day" means the 1st of each month during the Calculation Period, provided that such day is a Business Day and no Market Disruption Event has occurred on such day. For purposes of determining the Ending Index Value, a "Business Day" is a day on which the NYSE and the American Stock Exchange are open for trading and the Index or any Successor Index, as defined below, is calculated and published. All determinations made by the Calculation Agent shall be at the sole discretion of the Calculation Agent and shall be binding on the Company and beneficial owners of the Notes, absent manifest error.

HYPOTHETICAL RETURNS

     The following table illustrates the hypothetical returns for each $15 principal amount of Notes, on a pretax basis, assuming various percentage changes in the Index:

                                                                                                            PRETAX RATE
      TOTAL                                      TOTAL AMOUNT         TOTAL RATE OF     PRETAX RATE        OF RETURN ON
PERCENTAGE CHANGE     HYPOTHETICAL ENDING     PAYABLE AT MATURITY       RETURN ON       OF RETURN ON     STOCKS UNDERLYING
 OF INDEX VALUE         INDEX VALUE(1)           FOR $15 UNIT           THE NOTES       THE NOTES(2)      THE INDEX(2)(3)
-----------------     -------------------     -------------------     -------------     ------------     -----------------
      -30.0%                6,184.04                 15.00                  0.00%            0.00%             -2.96%
      -20.0%                6,952.92                 15.00                  0.00%            0.00%             -1.22%
      -10.0%                7,721.79                 15.00                  0.00%            0.00%              0.34%
        0.0%                8,490.67(4)              15.00                  0.00%            0.00%              1.75%
       10.0%                9,259.55                 16.39                  9.28%            1.18%              3.04%
       20.0%               10,028.42                 17.78                 18.56%            2.28%              4.22%
       30.0%               10,797.30                 19.18                 27.85%            3.30%              5.31%
       40.0%               11,566.18                 20.57                 37.13%            4.25%              6.33%
       50.0%               12,335.06                 21.96                 46.41%            5.14%              7.29%
       60.0%               13,103.93                 23.35                 55.69%            5.98%              8.19%
       70.0%               13,872.81                 24.75                 64.97%            6.77%              9.04%
       80.0%               14,641.69                 26.14                 74.26%            7.53%              9.85%
       90.0%               15,410.57                 27.53                 83.54%            8.25%             10.61%
      100.0%               16,179.44                 28.92                 92.82%            8.93%             11.34%
      110.0%               16,948.32                 30.32                102.10%            9.59%             12.04%
      120.0%               17,717.20                 31.71                111.38%           10.21%             12.71%
      130.0%               18,486.08                 33.10                120.67%           10.81%             13.35%
      140.0%               19,254.95                 34.49                129.95%           11.39%             13.97%

---------------
(1) The Ending Index Value, for purposes of calculating the Supplemental Redemption Amount at maturity, will be equal to the average of the Index values on each of the Calculation Days during the Calculation Period. The Calculation Period, for purposes of this illustration, consists of the eighteen monthly Calculation Days up to and including maturity.

(2) These rates of return are calculated on a semi-annual bond-equivalent basis.

(3) These rates of return assume: (a) an investment of a fixed amount in the stocks underlying the Index with the allocation of such amounts reflecting the relative weight of such stocks in the Index; (b) the Index value increases or decreases linearly from the Starting Index Value; (c) a constant dividend yield of 1.75% per annum, paid quarterly from the date of receipt by investors of the Notes, applied to the value of the Index at the beginning of each such quarter assuming such value increases or decreases linearly from the Starting Index Value; (d) no transaction fees or expenses;
    (e) a term for the Notes from March 4, 1998 to September 6, 2005; and (f) a final Index Value equal to the Total Percentage Change of Index Value applied to the Starting Index Value. The aggregate dividend yield of the stocks underlying the Index as of February 26, 1998 was 1.64%.

(4) The Starting Index Value.

     The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by investors and the total and pretax rate of return resulting therefrom will depend entirely on the actual Ending Index Value determined by the Calculation Agent as provided herein. Historical data regarding the Dow Jones Index is included in this Prospectus Supplement under "The Index -- Historical Data on the Index."

MARKET DISRUPTION EVENTS

     "Market Disruption Event" means any of the following events, as determined by the Calculation Agent.

          (a) The suspension or material limitation of trading in 20% or more of the underlying stocks which then comprise the Dow Jones Index or any Successor Index, in each case, for more than two hours of trading or during the one-half hour period preceding the close of trading on the NYSE or any other applicable organized U.S. exchange. For purposes of this definition, limitations on trading during significant market fluctuations imposed pursuant to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by the NYSE, any other self regulatory organization or the SEC of similar scope or as a replacement for Rule 80B, as determined by the Calculation Agent) shall be considered "material."

          (b) The suspension or material limitation, in each case, for more than two hours of trading or during the one-half hour period preceding the close of trading (whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise) in (A) futures contracts related to the Index or options on such futures contracts which are traded on any major U.S. exchange or (B) options contracts related to the Index which are traded on any major U.S. exchange.

          (c) The unavailability, through a recognized system of public dissemination of transaction information, for more than two hours of trading or during the one-half hour period preceding the close of trading, of accurate price, volume or related information in respect of 20% or more of the underlying stocks which then comprise the Dow Jones Index or any Successor Index or in respect of futures contracts related to the Index, options on such futures contracts or options contracts related to the Index, in each case traded on any major U.S. exchange.

     For purposes of determining whether a Market Disruption Event has occurred:
(1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market, (2) a decision to discontinue permanently trading in the relevant futures or options contract will not constitute a Market Disruption Event, (3) any suspension in trading in a futures or options contract on the Index by a major securities market by reason of (x) a price change violating limits set by such securities market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts, will constitute a suspension or material limitation of trading in futures or options contracts related to the Dow Jones Index, notwithstanding that such suspension or material limitation is less than two hours, and (4) a "suspension or material limitation" on an exchange or in a market will include a suspension or material limitation of trading by one class of investors provided that such suspension continues for more than two hours of trading or during the last one-half hour period preceding the close of trading on the relevant exchange or market (but will not include limitations imposed on certain types of trading under NYSE Rule 80A) and will not include any time when such exchange or market is closed for trading as part of such exchange's or market's regularly scheduled business hours. Under certain circumstances, the duties of Smith Barney as Calculation Agent in determining the existence of Market Disruption Events could conflict with the interests of Smith Barney as an affiliate of the issuer of the Notes.

     Based on the information currently available to the Company, on October 27, 1997, the NYSE suspended all trading during the one-half hour period preceding the close of trading, pursuant to NYSE Rule 80B. On April 3, 1992, no trading took place on the Chicago Mercantile Exchange (the "CME"), as a flood that severely affected the operations of many of the CME's member institutions caused the CME to suspend trading (including trading in futures or options contracts on the Index) for the entire day. If either of these suspensions of trading had occurred during the term of the Notes, such event would have constituted a Market Disruption Event. The existence or non-existence of such circumstances, however, is not necessarily indicative of the likelihood of such circumstances arising or not arising in the future.

DISCONTINUANCE OF THE DOW JONES INDEX

     If Dow Jones discontinues publication of the Dow Jones Index and Dow Jones or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to such Index (any such index being referred to hereinafter as a "Successor Index"), then the Ending Index Value shall be determined by reference to the value of such Successor Index using the methodology described above under "-- Payment at Maturity" and "-- Determination of the Supplemental Redemption Amount."

     Upon any selection by the Calculation Agent of a Successor Index, the Company shall cause notice thereof to be furnished to the Trustee, who shall provide notice thereof to the holders of the Notes.

     If Dow Jones discontinues calculation or publication of the Index and a Successor Index is not selected by the Calculation Agent or is no longer published on any Calculation Day, the value to be substituted for the Index for any such Calculation Day used to calculate the Supplemental Redemption Amount at maturity will be a value computed by the Calculation Agent for such Calculation Day in accordance with the procedures last used to calculate the Index prior to any such discontinuance.

     If Dow Jones discontinues publication of the Index prior to the period during which the Supplemental Redemption Amount is to be determined and the Calculation Agent determines that no Successor Index is available at such time, then on each Business Day until the earlier to occur of (a) the determination of the Ending Index Value and (b) a determination by the Calculation Agent that a Successor Index is available, the Calculation Agent shall determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if such day were a Calculation Day. The Calculation Agent will cause notice of each such value to be published not less often than once each month in the WSJ (or another newspaper of general circulation), and arrange for information with respect to such values to be made available by telephone. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

     If a Successor Index is selected or the Calculation Agent calculates a value as a substitute for the Dow Jones Index as described above, such Successor Index or value shall be substituted for the Dow Jones Index for all purposes, including for purposes of determining whether a Market Disruption Event exists. Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones Index may adversely affect the value of the Notes.

ALTERATION OF METHOD OF CALCULATION

     If at any time the method of calculating the Dow Jones Index or a Successor Index, or the value thereof, is changed in any material respect, or if the Index or a Successor Index is in any other way modified so that such Index does not, in the opinion of the Calculation Agent, fairly represent the value of the Index or such Successor Index had such changes or modifications not been made, then, from and after such time, the Calculation Agent shall, at the close of business in New York, New York, on each date that the closing value with respect to the Ending Index Value is to be calculated, make such adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index or such Successor Index as if changes or modifications had not been made, and calculate such closing value with reference to the Index, as adjusted. Accordingly, if the method of calculating the Index or such Successor Index is modified so that the value of such Index or such Successor Index is a fraction or a multiple of what it would have been if it had not been modified (e.g., due to a split in such Index), then the Calculation Agent shall adjust such Index in order to arrive at a value of such Index as if it had not been modified (e.g., as if such split had not occurred).

EVENTS OF DEFAULT AND ACCELERATION

     In case an Event of Default with respect to any Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the principal amount plus the Supplemental Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the Notes. See "-- Determination of the Supplemental Redemption Amount" above. If a bankruptcy proceeding is commenced in respect of the Company, the claim of the beneficial owner of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Notes.

     In case of default in payment at the maturity date of the Notes (whether at their stated maturity or upon acceleration), from and after the maturity date the Notes shall bear interest, payable upon demand of the beneficial owners thereof, at the rate of 6.28% per annum (to the extent that payment of such interest shall be legally enforceable) on the unpaid amount due and payable on such date in accordance with the terms of the Notes to the date payment of such amount has been made or duly provided for.

BOOK-ENTRY SYSTEM

     Upon issuance, all Notes will be represented by one or more fully-registered global securities (the "Global Notes"). Each such Global Note will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary"), and registered in the name of the Depositary or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in definitive form, no Global Note may be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor. Accountholders in the Euroclear or Cedel Bank clearance systems may hold beneficial interests in the Notes through the accounts each such system maintains as a participant in the Depositary.

     The Depositary has advised the Company as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a banking organization within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depositary.

     Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     A further description of the Depositary's procedures with respect to the Global Notes is set forth in the Prospectus under "Description of Debt Securities -- Global Notes." The Depositary has confirmed to the Company, the Underwriters and the Trustee that it intends to follow such procedures.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in same-day funds. All payments of principal and the Supplemental Redemption Amount, if any, will be made by the Company in same-day funds so long as the Notes are maintained in book-entry form.

CALCULATION AGENT

     The "Calculation Agent" for the Notes will be Smith Barney. All determinations made by the Calculation Agent shall be at the sole discretion of the Calculation Agent and shall, in the absence of manifest error, be conclusive for all purposes and binding on the Company and holders of the Notes. Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Index Values or whether a Market Disruption Event has occurred. See "-- Market Disruption Events,"
"-- Discontinuance of the Dow Jones Index" and "-- Alteration of Method of Calculation" above. Smith Barney is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

                              THE DOW JONES INDEX

GENERAL

     Unless otherwise stated, all information herein on the Index is derived from Dow Jones or other publicly available sources. Such information reflects the policies of Dow Jones as stated in such sources and such policies are subject to change by Dow Jones. Dow Jones is under no obligation to continue to publish the Index and may discontinue publication of the Index at any time.

     The Index is a price-weighted index (i.e., the weight of a component stock in the Index is based on its price per share rather than the total market capitalization of the issuer of such component stock) comprised of 30 common stocks chosen by the editors of the WSJ as representative of the broad market of U.S. industry. The corporations represented in the Index tend to be leaders within their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the Index are made entirely by the editors of the WSJ without consultation with the corporations represented in the Index, any stock exchange, any official agency or the Company. Changes to the common stocks included in the Index tend to be made infrequently. Historically, most substitutions have been the result of mergers, but from time to time, changes may be made to achieve what the editors of the WSJ deem to be a more accurate representation of the broad market of U.S. industry. In choosing a new corporation for the Index, the editors of the WSJ look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the Index may be changed at any time for any reason. Dow Jones, publisher of the WSJ, is not affiliated with the Company and has not participated in any way in the creation of the Notes.

     The Index initially consisted of twelve common stocks and was first published in the WSJ in 1896. The Index was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the Index has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the Index have been changed on a relatively infrequent basis.

     The value of the Index is the sum of the primary exchange prices of each of the 30 common stocks included in the Index, divided by a divisor that is designed to provide meaningful continuity in the value of the Index. Because the Index is price-weighted, stock splits or changes in the component stocks could result in distortions in the Index value. In order to prevent such distortions related to extrinsic factors, the divisor is changed in accordance with a mathematical formula that reflects adjusted proportions within the Index. The current divisor of the Index is published daily in the WSJ and other publications. In addition, other statistics based on the Index may be found in a variety of publicly available sources.

     The Company or its affiliates may presently or from time to time engage in business with Dow Jones or one or more of the issuers of the component stocks of the Index, including extending loans to, or making equity investments in, Dow Jones or such issuers or providing advisory services to such issuers, including merger and acquisition advisory services. In the course of such business with issuers, the Company or its affiliates may acquire non-public information with respect to such issuers. The Company may also act as market maker for the common stocks of such issuers. The Company does not make any representation to any purchaser of Notes with respect to any matters whatsoever relating to Dow Jones or such issuers. Any prospective purchaser of Notes should undertake an independent investigation of the issuers of the component stocks of the Index and with respect to the competency of Dow Jones to formulate and calculate the Index as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes. The composition of the Index does not reflect any investment or sell recommendations of the Company or its affiliates.

HISTORICAL DATA ON THE INDEX

     The following table sets forth the closing level of the Index at the end of each month in the period from January 1992 through December 1997, as published by the WSJ. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the closing level of the Index during any period set forth below is not any indication that the Index is more or less likely to decline at any time during the term of the Notes.

                            1992        1993        1994        1995        1996        1997
                           -------     -------     -------     -------     -------     -------
January................    3223.39     3310.03     3978.36     3843.86     5395.30     6813.09
February...............    3267.67     3370.81     3832.02     4011.05     5485.62     6877.74
March..................    3235.47     3435.11     3635.96     4157.69     5587.14     6583.48
April..................    3359.12     3427.55     3681.69     4321.27     5569.08     7008.99
May....................    3396.88     3527.43     3758.37     4465.14     5643.18     7331.04
June...................    3318.52     3516.08     3624.96     4556.10     5654.63     7672.79
July...................    3393.78     3539.47     3764.50     4708.47     5528.91     8222.61
August.................    3257.35     3651.25     3913.42     4610.56     5616.21     7622.42
September..............    3712.66     3555.12     3843.19     4789.08     5882.17     7945.26
October................    3226.28     3680.59     3908.12     4755.48     6029.38     7442.08
November...............    3305.16     3683.95     3739.23     5074.49     6521.70     7823.13
December...............    3301.11     3754.09     3834.44     5117.12     6448.27     7908.25

     The closing value of the Index at the end of January 1998 was 7906.50. The closing value of the Index on February 26, 1998 was 8490.67.

     The following table sets forth the closing values of the Index on the last business day of each year from 1945 through 1997, as published by the WSJ. The historical experience of the Index should not be taken as an indication of future performance and no assurance can be given that the value of the Index will not decline and thereby reduce the Supplemental Redemption Amount, if any, which may be payable to beneficial owners of Notes at maturity or otherwise.

                          YEAR-END VALUE OF THE INDEX

           YEAR-END                     YEAR-END                     YEAR-END                     YEAR-END
YEAR     CLOSING VALUE       YEAR     CLOSING VALUE       YEAR     CLOSING VALUE       YEAR     CLOSING VALUE
-----    -------------       ----     -------------       ----     -------------       ----     -------------
1945         192.91          1959         679.36          1973         850.86          1987        1938.83
1946         177.20          1960         615.89          1974         616.24          1988        2168.57
1947         181.16          1961         731.14          1975         852.41          1989        2753.20
1948         177.30          1962         652.10          1976        1004.65          1990        2633.66
1949         200.52          1963         762.95          1977         831.17          1991        3168.83
1950         235.42          1964         874.13          1978         805.01          1992        3301.11
1951         269.23          1965         969.26          1979         838.74          1993        3754.09
1952         291.90          1966         785.69          1980         963.99          1994        3834.44
1953         280.90          1967         905.11          1981         875.00          1995        5117.12
1954         404.39          1968         943.75          1982        1046.54          1996        6448.27
1955         488.40          1969         800.36          1983        1258.64          1997        7908.25
1956         499.47          1970         838.92          1984        1211.57
1957         435.69          1971         890.20          1985        1546.67
1958         583.65          1972        1020.02          1986        1895.95

HISTORICAL YEAR-END CLOSING VALUES

     The following graph illustrates the historical performance of the Index based on the closing value thereof at the end of each year from 1945 through 1997. Past movements of the Index are not necessarily indicative of future Index values.

             CLOSING LEVEL OF THE DOW JONES INDUSTRIAL AVERAGE(SM)

                     Measurement Period
                   (Fiscal Year Covered)                           Year-End Closing Value
1945                                                                     192.91
1946                                                                     177.20
1947                                                                     181.16
1948                                                                     177.30
1949                                                                     200.52
1950                                                                     235.42
1951                                                                     269.23
1952                                                                     291.90
1953                                                                     280.90
1954                                                                     404.39
1955                                                                     488.40
1956                                                                     499.47
1957                                                                     435.69
1958                                                                     583.65
1959                                                                     679.36
1960                                                                     615.89
1961                                                                     731.14
1962                                                                     652.10
1963                                                                     762.95
1964                                                                     874.13
1965                                                                     969.26
1966                                                                     785.69
1967                                                                     905.11
1968                                                                     943.75
1969                                                                     800.36
1970                                                                     838.92
1971                                                                     890.20
1972                                                                    1020.02
1973                                                                     850.86
1974                                                                     616.24
1975                                                                     852.41
1976                                                                    1004.65
1977                                                                     831.17
1978                                                                     805.01
1979                                                                     838.74
1980                                                                     963.99
1981                                                                     875.00
1982                                                                    1046.54
1983                                                                    1258.64
1984                                                                    1211.57
1985                                                                    1546.67
1986                                                                    1895.95
1987                                                                    1938.83
1988                                                                    2168.57
1989                                                                    2753.20
1990                                                                    2633.66
1991                                                                    3168.83
1992                                                                    3301.11
1993                                                                    3754.09
1994                                                                    3834.44
1995                                                                    5117.12
1996                                                                    6448.27
1997                                                                    7908.25

                                  END OF YEAR

LICENSE AGREEMENT

     The Notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. Dow Jones' only relationship to the Company is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average(SM), which is determined, composed and calculated by Dow Jones without regard to the Company or the Notes. Dow Jones has no obligation to take the needs of the Company or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones Industrial Average(SM). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Notes.

     DOW JONES(SM) DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE COMPANY, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND THE COMPANY.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of certain United States federal income tax considerations that may be relevant to a holder of a Note. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Furthermore, there can be no assurance that the Internal Revenue Service would not take a position contrary to those expressed herein. This summary deals only with holders that will hold Notes as capital assets, and does not address all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances, or to investors subject to special treatment under U.S. federal income tax law (including, but not limited to, financial institutions, tax-exempt entities, insurance companies or dealers in securities or currencies, persons having a functional currency other than the U.S. dollar, persons holding the Notes as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction). This summary also does not address the state, local or foreign tax consequences of an investment in the Notes. The discussion below is based on the advice of Cleary, Gottlieb, Steen & Hamilton, counsel to the Company.

     Investors should consult their own tax advisors in determining the tax consequences to them of holding Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

     As used herein, the term "U.S. holder" means a person who is a citizen or resident of the United States, or that is a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source or a trust if (i) a U.S. court is able to exercise primary supervision over the trust's administration and (ii) one or more U.S. persons have the authority to control all of the trust's substantial decisions.

TAX CHARACTERIZATION OF THE NOTES

     Each Note will be treated by the Company for U.S. federal income tax purposes as a single debt instrument issued by the Company that is subject to U.S. Treasury regulations governing contingent debt instruments (the "Contingent Debt Regulations"). Moreover, each holder, by accepting a Note, agrees to this treatment of such Note and to report all income (or loss) with respect to the Notes in accordance with the Contingent Debt Regulations. The remainder of this summary assumes the treatment of the Note as a single debt instrument subject to the Contingent Debt Regulations and the holder's agreement thereto.

U.S. HOLDERS

     Taxation of Interest. A U.S. holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a "noncontingent bond method" to determine accruals of income, gain, loss and deduction with respect to a contingent debt obligation. As described in more detail in the second succeeding paragraph, under the noncontingent bond method, a U.S. holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the rate of 6.28 percent (the "comparable yield"). Solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a holder of a Note will be assumed to be entitled to receive, in respect of such Note, a payment of $8.7145 on the maturity date (the "Assumed Supplemental Redemption Amount"). The Assumed Supplemental Redemption Amount is calculated as the amount required to produce the comparable yield of a Note, taking into account the Note's issue price.

     The comparable yield and the Assumed Supplemental Redemption Amount are used to determine accruals of interest for tax purposes only and are not assurances or predictions by the Company with respect to the actual yield of, or payment to be made in respect of, a Note. The comparable yield and the Assumed Supplemental Redemption Amount do not necessarily represent the Company's expectations regarding such yield or the amount of such payment.

     Each Note will be issued at par. However, there will be original issue discount on each Note for U.S. federal income tax purposes ("Tax OID") because Tax OID must be accrued at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury regulations promulgated thereunder, a U.S. holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the "daily portions" of Tax OID on the Note for all days during the taxable year that the U.S. holder owns the Note. As a result, a U.S. holder of a Note that employs the cash method of tax accounting will be required to include amounts in respect of Tax OID accruing on a Note in taxable income each year, even though cash payment on the Note is only at maturity.

     The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the "adjusted issue price" (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The "adjusted issue price" of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods.

     Disposition of the Notes. When a U.S. holder sells, exchanges or otherwise disposes of a Note (including the redemption of the Note at maturity) (a "disposition"), the U.S. holder's gain (or loss) on such disposition will equal the difference between the amount received by the U.S. holder for the Note and the U.S. holder's tax basis in the Note. Upon a Note's maturity, if there is a payment of a Supplemental Redemption Amount and such Supplemental Redemption Amount exceeds the Assumed Supplemental Redemption Amount, the U.S. holder will be required to include such excess in income as ordinary interest on the maturity date. Alternatively, if there is a payment of a Supplemental Redemption Amount and such Supplemental Redemption Amount is less than the Assumed Supplemental Redemption Amount, the shortfall will be treated as an offset to any interest otherwise includible in income by the U.S. holder with respect to the Note for the taxable year in which the maturity date occurs but only to the extent of the amount of such includible interest. Any remaining portion of such shortfall may be recognized and deducted by the U.S. holder as an ordinary loss. A U.S. holder's tax basis (i.e., adjusted cost) in a Note will be equal to the U.S. holder's original purchase price for such Note, plus any Tax OID accrued by the U.S. holder. Any gain realized by a U.S. holder on a disposition will be treated as ordinary interest income. Any loss realized by a U.S. holder on a disposition will be treated as ordinary loss, to the extent of the U.S. holder's Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss. An individual U.S. holder generally will be allowed a deduction for any such ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of section 67 of the Code. Any capital loss recognized by a U.S. holder will be a long-term capital loss if such U.S. holder has held such Note for more than one year, and a short-term capital loss in other cases. Prospective individual investors should consult their tax advisers to determine the consequences to them of the changes in the treatment of capital losses introduced by the Taxpayer Relief Act of 1997.

     A U.S. holder that purchases a Note in the secondary market for an amount that differs from the Note's adjusted issue price at the time of purchase will be required to accrue Tax OID on the Note in accordance with the comparable yield and Assumed Supplemental Redemption Amount, even if market conditions have changed since the date of issuance. A U.S. holder must determine whether the difference between the purchase price for a Note and the adjusted issue price of the Note is attributable to a change in expectations as to the Supplemental Redemption Amount, a change in interest rates, or both, and allocate the difference accordingly. Adjustments allocated to a change in interest rates will cause, as the case may be, a "positive adjustment" or a "negative adjustment" to the U.S. holder's Tax OID inclusion. If the adjusted issue price is more than the purchase price for the Note, a "positive adjustment" will result, and if the adjusted issue price is less than the purchase price of the Note, a "negative adjustment" will result. If the difference between a U.S. holder's purchase price for a Note and the adjusted issue price of the Note is attributable to a change in expectations as to the Supplemental Redemption Amount (and not to a change in market interest rates), the U.S. holder will be required to allocate that difference to the Supplemental Redemption Amount. Adjust-ments allocated to the Supplemental Redemption Amount are taken into account at the time the Supplemental Redemption Amount is paid. If the purchaser's tax basis in a Note is greater than the adjusted issue price of the Note, the excess is treated as a "negative adjustment" that reduces the Supplemental Redemption Amount; if the purchaser's tax basis in a Note is less than the adjusted issue price of the Note, the difference is treated as a "positive adjustment" that increases the Supplemental Redemption Amount. Any negative or positive adjustment of the kind described above made by a U.S. holder of a Note will decrease or increase, respectively, the U.S. holder's tax basis in the Note.

     Certain U.S. holders may receive Forms 1099-OID reporting Tax OID accruals on a Note. Those forms may not, however, reflect the effects of any positive or negative adjustments resulting from the U.S. holder's purchase of the Note in the secondary market at a price that differs from its adjusted issue price on the date of purchase. U.S. holders are urged to consult their tax advisors as to whether, and how, such adjustments should be made to the amounts reported on any Form 1099-OID.

     Information Reporting and Backup Withholding. A noncorporate U.S. holder may be subject to information reporting and to backup withholding at a rate of 31 percent with respect to payments of principal, premium and interest (including Tax OID) made on a Note, or the proceeds of a disposition of a Note before maturity, unless such U.S. holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the information reporting and backup withholding rules.

NON-U.S. HOLDERS

     Taxation of Interest and Disposition of the Notes. Under current U.S. federal income tax law: (a) payment of a Supplemental Redemption Amount to a holder who is not a U.S. holder (a "non-U.S. holder") will not be subject to withholding of U.S. federal income tax, provided that (i) the holder does not actually or constructively own 10 percent or more of the combined voting power of all classes of stock of the Company and is not a controlled foreign corporation related to the Company through stock ownership and (ii) the beneficial owner provides a statement signed under penalties of perjury that includes its name and address and certifies that it is a non-U.S. holder in compliance with applicable requirements or, with respect to payments made after December 31, 1998, satisfies certain documentary evidence requirements for establishing that it is a non-U.S. holder; and (b) a non-U.S. holder will not be subject to U.S. federal income tax on gain realized on the disposition of a Note. Notwithstanding the above, a non-U.S. holder that is subject to U.S. federal income taxation on a net income basis with respect to its income from a Note generally will be subject to the same rules to which a U.S. holder is subject with respect to the accrual of interest (including Tax OID) on a Note and with respect to gain or loss realized or recognized on the disposition of a Note. Special rules might also apply to a non-U.S. holder that is a qualified resident of a country with which the U.S. has an income tax treaty.

     Information Reporting and Backup Withholding. U.S. information reporting requirements and backup withholding tax will not apply to payments on, or proceeds from the disposition of, a Note if the beneficial owner certifies its non-U.S. status under penalties of perjury (or, with respect to payments made after December 31, 1998, satisfies certain documentary evidence requirements for establishing that it is a non-U.S. holder) or otherwise establishes an exemption.

     On October 7, 1997, the U.S. Treasury Department issued final Treasury regulations governing information reporting and the certification procedures regarding withholding and backup withholding on certain amounts paid to non-U.S. persons after December 31, 1998. Such regulations, among other things, may change the certification procedures relating to the receipt by intermediaries of payments on behalf of a beneficial owner of a Note. Prospective investors should consult their tax advisors regarding the effect, if any, of such new Treasury regulations on an investment in the Notes.

     With respect to payments made after December 31, 1998, for purposes of applying the rules set forth in the three preceding paragraphs to an entity that is treated as fiscally transparent (e.g., a partnership or certain trusts) for U.S. federal income tax purposes, the beneficial owner means each of the ultimate beneficial owners of the entity.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an Underwriting Agreement (the "Underwriting Agreement") between the Company and the Underwriters named therein (the "Underwriters"), the Company has agreed to sell to the Underwriters, and each of the Underwriters have severally agreed to purchase from the Company, the principal amount of Notes set forth opposite its name below:

                                                                       PRINCIPAL AMOUNT
                                UNDERWRITERS                               OF NOTES
        -------------------------------------------------------------  ----------------
        Smith Barney Inc. ...........................................    $ 35,821,050
        CIBC Oppenheimer Corp. ......................................    $  2,008,950
        Dain Rauscher Incorporated...................................    $    510,000
        J.C. Bradford & Co. .........................................    $    375,000
        Stifel, Nicolaus & Company...................................    $    225,000
        First Albany Corporation.....................................    $     30,000
        Jahney Montgomery Scott Inc. ................................    $     30,000
                                                                          -----------
                  Total..............................................    $ 39,000,000
                                                                          ===========

     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes if any are purchased.

     The Notes are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Notes will be made at the office of Smith Barney, 388 Greenwich Street, New York, New York, or through the facilities of the Depositary, on or about March 4, 1998.

     The Company has been advised that the Underwriters propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at a price that represents a concession not in excess of $0.30 per Note, and that the Underwriters may allow, and each such dealer may reallow, to other dealers a concession not exceeding $0.10 per Note. After the initial public offering, the public offering price, the underwriting discount and such concessions may be changed from time to time.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement (or if such 30th day is not a business day, on the next business day thereafter), to purchase up to an additional $5,850,000 principal amount of Notes from the Company at the same price per Note as the initial Notes to be purchased by the Underwriters. The Underwriters may exercise such option only for the purpose of covering over-allotments, if any, incurred in connection with the sale of Notes offered hereby.

     The Company has been advised by the Underwriters that the Underwriters may make a market in the Notes, subject to applicable laws and regulations. However, the Underwriters are not obligated to do so and may discontinue any such market-making at any time without notice. No assurance can be given that an active public market for the Notes will develop.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Notes may be offered to investors outside the United States. The Underwriters have further agreed that any offers and sales made outside the United States will be made in compliance with any selling restrictions applicable in the jurisdictions where such offers and sales are made.

     Smith Barney is an indirect wholly-owned subsidiary of the Company. Accordingly, the offering is being made pursuant to the provisions of Rule 2720 of the Conduct Rules of the National Association of Notes Dealers, Inc. regarding the offering by an affiliate of the securities of its parent.

     In connection with this offering, the Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, as amended, pursuant to which such persons may bid for or purchase Notes for the purposes of stabilizing their market price. The Underwriters also may create a short position for their respective accounts by selling more Notes in connection with this offering than they are committed to purchase from the Company, and in such case may purchase Notes in the open market following completion of this offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to an aggregate of $5,850,000 aggregate principal amount of Notes, by exercising the Underwriters' over-allotment option referred to above. In addition, Smith Barney, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements between the Underwriters whereby it may reclaim from an Underwriter (or a dealer participating in this offering) for the account of the Underwriters, the selling concession with respect to Notes that are distributed in this offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Notes at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if any are undertaken, they may be discontinued at any time.

     The Company or one or more its subsidiaries may from time to time purchase or acquire a position in the Notes and may, at its option, hold, resell or retire such Notes. This Prospectus Supplement and the Prospectus may be used by Smith Barney, Salomon Brothers Inc and/or any successor thereto (the "Salomon Smith Barney Subsidiaries"), each an indirect wholly-owned subsidiary of the Company, in connection with offers and sales of the Notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any Salomon Smith Barney Subsidiary may act as principal or agent in such transactions.

                                 LEGAL MATTERS

     Certain legal matters relating to the Notes will be passed upon for the Company by Cleary, Gottlieb, Steen & Hamilton and by Robert H. Mundheim, Esq., as counsel for the Company. Mr. Mundheim, General Counsel of the Company, beneficially owns, or has rights to acquire under Travelers Group employee benefit plans, an aggregate of less than one percent of the common stock of Travelers Group.

     Certain legal matters relating to the Notes will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York. Kenneth J. Bialkin, a partner of that firm, is a director of Travelers Group, and he and other attorneys of that firm beneficially own an aggregate of less than one percent of the common stock of Travelers Group. Skadden, Arps, Slate, Meagher & Flom LLP has from time to time acted as counsel for Travelers Group and certain of its subsidiaries and may do so in the future.

                                                                      APPENDIX A

                   LIST OF DOW JONES INDEX UNDERLYING STOCKS

     The following table presents the listing symbol, industry group, price per share, total number of shares outstanding and market capitalization for each of the component stocks in the Index based on publicly available information as of February 26, 1998(1).

    ISSUER OF COMPONENT                                             PRICE PER       TOTAL SHARES         MARKET
         STOCK(1)            SYMBOL           INDUSTRY                SHARE        OUTSTANDING(2)   CAPITALIZATION(2)
---------------------------  ------   ------------------------   ---------------   --------------   -----------------
General Electric Co. ......  GE       Electronics                    $ 77.13          3,272,727      $   252,409,072
The Coca-Cola Co. .........  KO       Beverages                        68.63          2,473,225          169,725,072
Exxon Corp. ...............  XON      Oil/Gas                          62.81          2,465,911          154,890,032
Merck & Co. ...............  MRK      Pharmaceuticals                 126.88          1,198,258          152,028,976
Procter & Gamble Co. ......  PG       Household Products               83.44          1,343,922          112,139,336
Wal-Mart Stores Inc. ......  WMT      Retail-Dept                      47.69          2,245,907          107,101,688
International Business
  Machines Corp. ..........  IBM      Computers and Office            105.25            972,171          102,321,000
                                      Equipment
AT&T Corp. ................  T        Util-Telecom                     61.81          1,624,253          100,399,136
Johnson & Johnson..........  JNJ      Pharmaceuticals                  74.25          1,343,675           99,767,872
Morris (Philip) Cos. ......  MO       Tobacco                          41.00          2,424,393           99,400,112
Disney (Walt) Co. .........  DIS      Entertainment                   111.25            677,913           75,417,824
Du Pont (E.I.) DeNemours &
  Co. .....................  DD       Chemicals                        59.81          1,131,577           67,682,448
Hewlett-Packard Co. .......  HWP      Computers                        64.63          1,040,113           67,217,304
Travelers Group Inc. ......  TRV      Insurance                        56.00            958,285           53,663,960
Chevron Corp. .............  CHV      Oil/Gas                          79.50            656,753           52,211,864
Boeing Co., The............  BA       Aerospace/Defense                51.25            999,593           51,229,140
General Motors Corp. ......  GM       Auto & Truck                     68.56            745,621           51,121,640
American Express Co. ......  AXP      Financial Services               89.00            464,779           41,365,332
McDonald's Corp. ..........  MCD      Restaurant/Food Service          52.38            688,777           36,074,696
Minnesota Mining &
  Manufacturing Co. .......  MMM      Manufacturing                    85.25            408,668           34,838,948
Allied-Signal Inc. ........  LAD      Aerospace/Defense                42.13            564,110           23,763,134
Sears Roebuck & Co. .......  S        Retail-Dept                      54.81            392,001           21,486,554
Eastman Kodak Co. .........  EK       Manufacturing                    65.63            324,901           21,321,628
Morgan (JP) & Co. .........  JPM      Financial/Banking               118.13            177,645           20,984,316
United Technologies
  Corp. ...................  UTX      Aerospace/Defense                87.50            233,977           20,472,988
Caterpillar Inc. ..........  CAT      Machine Construction             53.13            372,286           19,777,694
International Paper Co. ...  IP       Forest Products                  47.38            302,290           14,320,989
Aluminum Co. of America....  AA       Metals                           71.81            172,471           12,385,574
Goodyear Tire & Rubber
  Co. .....................  GT       Tire & Rubber                    68.88            156,386           10,771,086
Union Carbide Corp. .......  UK       Chemicals                        45.81            137,926            6,318,735
                                                                                                        ------------
                                      TOTAL MARKET CAPITALIZATION                                    $ 2,052,608,150
                                                                                                        ============
                                      AVERAGE MARKET CAPITALIZATION                                  $    68,420,272

---------------
(1) The inclusion of a component stock in the portfolio should not be considered a recommendation to buy or sell such stock, and neither the Company nor any of its affiliates make any representation to any purchaser of securities as to the performance of the portfolio or any component stock. Beneficial owners of the Notes will not have any right to the component stocks or any dividends paid thereon.

(2) Shares and Market Capitalization in thousands. The Index is a price-weighted index, which means a component stock's weight in the Index is based on its price per share rather than the total market capitalization of the issuer.

======================================================

     YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUPPLEMENT
Summary Information -- Q&A............   S-2
Incorporation of Certain Documents by
  Reference...........................   S-5
Risk Factors Relating to the Notes....   S-6
Description of the Notes..............   S-9
The Dow Jones Index...................  S-15
Certain United States Federal Income
  Tax Considerations..................  S-18
Underwriting..........................  S-21
Legal Matters.........................  S-22
List of Dow Jones Index Underlying
  Stocks..............................   A-1

PROSPECTUS
Prospectus Summary....................     2
The Company...........................     6
Ratio of Earnings to Fixed Charges....     6
The Offered Securities................     6
Description of Debt Securities........     7
Description of Index Warrants.........    15
Limitations on Issuance of Bearer
  Securities and Bearer Warrants......    19
European Monetary Union...............    20
Use of Proceeds and Hedging...........    21
Plan of Distribution..................    21
ERISA Matters.........................    23
Experts...............................    24
Legal Matters.........................    24
Available Information.................    25
Incorporation of Certain Documents by
  Reference...........................    25

======================================================
======================================================

                                  $39,000,000

                                 SALOMON SMITH
                              BARNEY HOLDINGS INC.

                              EQUITY LINKED NOTES
                                 BASED UPON THE
                                   DOW JONES
                             INDUSTRIAL AVERAGE(SM)
                             DUE SEPTEMBER 6, 2005

                                  ------------

                             PROSPECTUS SUPPLEMENT
                               FEBRUARY 26, 1998
                             (INCLUDING PROSPECTUS
                            DATED DECEMBER 1, 1997)

                                  ------------
                              SALOMON SMITH BARNEY
                                CIBC OPPENHEIMER

======================================================